ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 29, 2019

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: AllianzGI Institutional Multi-Series Trust Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of AllianzGI Institutional Multi-Series Trust, a Massachusetts business trust (the “Trust”), we are today filing Amendment No. 9 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

The filing includes the private placement memorandum for AllianzGI International Growth Portfolio, a new series of the Trust, as well as a combined statement of additional information for the Trust. In addition, the filing includes certain exhibits to the Registration Statement, the signature page, and other information. It is intended that this Registration Statement become effective immediately upon filing in accordance with Section 8 of the 1940 Act.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7591) or to George B. Raine (at 617-951-7556) of this firm.

Very truly yours,

/s/ Angela C. Jaimes, Esq.

Angela C. Jaimes, Esq.

cc:	Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Benjamin J.G. Ruano, Esq.